UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number 001-41776

SOLOWIN HOLDINGS

(Translation of registrant’s name into English)

Room 1910-1912A, Tower 3, China Hong Kong City

33 Canton Road, Tsim Sha Tsui, Kowloon

Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

Completion of Acquisition of AlloyX

As previously reported, on August 11, 2025, SOLOWIN HOLDINGS (the “Company”) entered into a Share Purchase Agreement (the “Share Purchase Agreement”) with AlloyX Limited (“AlloyX”) and its shareholders (each a “Seller,” and together, the “Sellers”), pursuant to which the Company agreed to purchase from the Sellers 100% of the issued and outstanding shares of AlloyX (the “Acquisition”). The Acquisition was completed on September 3, 2025.

Upon the closing of the Acquisition, AlloyX became a wholly owned subsidiary of the Company.

On September 3, 2025, the Company issued a press release announcing the closing of the Acquisition. A copy of the press release is furnished herewith as Exhibit 99.1.

As of September 3, 2025, the Company has 155,825,986 Class A ordinary shares and 31,371,599 Class B ordinary shares issued and outstanding.

Exhibits

Exhibit No.	Description
99.1	Press Release dated September 3, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 3, 2025	SOLOWIN HOLDINGS

	By:	/s/ Ling Ngai Lok
Ling Ngai Lok
Chief Executive Officer

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